[Herbalife Letter Head]

December 13, 2004

VIA FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington D.C. 20549
Attention: Jeffrey Riedler

  Re:
  Herbalife Ltd.
  Registration No. 333-119485

Dear Sir or Madam:

        In connection with the registration of an aggregate of 14,500,000 common shares of Herbalife Ltd. (the "Company") pursuant to the Registration Statement of the Company on Form S-1 (File No. 333-119485) originally filed with the Securities and Exchange Commission (the "SEC") on October 1, 2004 (the "Registration Statement"), the Company respectfully requests the acceleration of the effectiveness of the Registration Statement to Wednesday, December 15, 2004 at 4:00 P.M. eastern standard time, or as soon thereafter as practicable.

        It is the Company's understanding that its registration of the common shares of the Company under the Securities Exchange Act of 1934 on Form 8-A (File No. 001-32381) shall automatically become effective upon the later of the SEC's receipt of certification from the New York Stock Exchange regarding the common shares of the Company and the effectiveness of the Registration Statement.

        The Company acknowledges that this written request for acceleration of the effective date of the Registration Statement will be considered by the SEC as a confirmation of the fact that the Company is aware of its respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the common shares of the Company.

Sincerely,
Herbalife Ltd.
By:	/s/ BRETT R. CHAPMAN Brett R. Chapman General Counsel